

April 10, 2012

Craig dos Santos
Chief Executive Officer
Ascend Acquisition Corp.
360 Ritch Street, Floor 3
San Francisco, CA 94107

> **Re:** **Ascend Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2012**
> **File No. 333-180090**

Dear Mr. dos Santos:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent that you amend the disclosure in this Form S-1, you should consider amending your similar disclosure in the Form 8-K filed March 6, 2012.

2.   Regarding the shares acquired in the February 29, 2012 transaction that you are now registering for resale, please tell us your basis for determining that the resale of those shares is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Prospectus Summary

Our Company, page 1

3.   In this section you only disclose your planned activities. Your website, however, describes two games that are in development. In addition, it appears that you have ownership in or entered into revenue sharing agreements with a number of other companies. Please revise to include a summary of your current business and strategy, including initially launching games in conjunction with other companies as you disclose on page 20. Also disclose when you began operations.

Background of the Offering, page 2

4.   We note the amended Form 8-K filed April 4, 2012. Please amend the first paragraph in this section accordingly.

The requirements of being a public company…, page 15

5.   Please include disclosure in your risk factor regarding the lack of an attestation report while you are a smaller reporting company and lack of compliance until a year after you are required to file an annual report. Refer to Regulation S-K Item 308.

Business of the Company

Our Vision of Play, page 18

6.   Please provide us support for your statement in the penultimate sentence that "demand for high quality mobile entertainment will continue to increase." In addition, provide us support for:
   • The statement in the second paragraph on page 18 that the team started "top social gaming companies and the leading marketing/distribution company" and disclose how you define "top" here and "leading" in the third paragraph on page 1;
   • Your disclosure in the fourth paragraph on page 19 that iOS "games started to eclipse brand name content in terms of revenue";
   • Your statement in the second paragraph on page 20 that "mobile games will represent an increasing portion of the overall video game software market"; and
   • The statement in the penultimate bullet point on page 21 regarding games that "hit the top of the Apple App Store charts."

7.   Regarding the industry data you cite in the second sentence of the second paragraph on page 19, as well as the data by Flurry Analytics, IDC, and In-Stat elsewhere in your prospectus, please tell us whether you obtained the information from sources that are generally publicly available for no or a nominal fee and whether any of those reports were prepared for your company or for the offering. Also, provide us with supplemental

copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Mobile Gaming on the iOS platform, page 19

8.   Please clarify how the industry data you cite in this section on the growth of the smartphone market and the sale of virtual goods affects the demand for mobile games. For example, does an increase in the smartphone market represent an equivalent increase in demand for mobile games?

Our Games, page 20

9.   Please clarify what you mean by "less likely and more often" in the second sentence. It is unclear how economic parity can occur more often but at the same time be less likely.

10.   Refer to the first bullet point. Please tell us which provision in your agreements with Rotvig that you filed as exhibits entitles you to 46% of Rotvig's revenues. In this regard, we note section 1.4 of exhibit 10.5. Also, tell us which provision grants you 46% equity interest.

11.   With a view to disclosure, please tell us how you acquired the .6% equity interest in Game Closure disclosed in the second bullet point. We note that Note 4 on page F-10 indicates that you converted the convertible note in exhibit 10.7 for 174,989 shares of Series A Preferred. Also, disclose the reason for your stake in Game Closure.

12.   Please disclose the terms of the Ecko convertible note that you mention in the third bullet point and the reason for your relationship with Ecko.

13.   Please expand the fourth bullet point to disclose the material terms of your agreement with Infinitap. We note from exhibit 10.1 that you entered into a development agreement where Andover pays fees upon execution and delivery of the Dinosaur Zoo/Park game and also a portion of net revenues.

14.   Refer to the first sentence of the penultimate paragraph in this section. Please disclose the names of the existing games to which you refer. It appears that only Ecko Entertainment, Inc. has existing games.

15.   Please expand the disclosure in this section to discuss the status of any games currently under development. For example, please disclose when "Spacecraft" and "Dino Park" are expected to launch and when you anticipate receiving revenue in connection with these games. Also, explain how these games are expected to generate revenue, for example, through sale of virtual items, advertising or some other means. Also, clarify whether your company currently has any games under development.

Intellectual Property, page 23

16.   Please describe your material intellectual property. For example, we note that you may own intellectual property as a result of your agreement with Infinitap Games. Refer to Regulation S-K Item 101(h)(4)(vii).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

17.   Please provide a detailed description of the actions and timing of your planned operations over the next 12 months. Please include detailed milestones to your business plan, the costs associated with each milestone, the time frame for implementing each milestone and when you anticipate generating sustained revenues.

Financial Condition, page 26

18.   We note the disclosure in this section that depending on the results of your current financing, you believe you have sufficient capital to fund your operations through June 2012 or November 2012. Please revise this section to state the extent to which you are currently using funds in your operations on a monthly basis. Also, state the dollar amount of additional funding needed to provide sufficient capital for operations for a minimum of one year from the date of the prospectus.

Management of the Company

Directory and Executive Officers, page 28

19.   Refer to the last sentence of the first paragraph under Mr. Ledecky's business experience. Please disclose all other directorships held during the past five years, in accordance with Regulation S-K Item 401(e)(2).

20.   Please disclose Mr. dos Santos' business experience immediately prior to his position at iLike.

21.   Please file any agreements with Mr. Linden setting forth the terms of his obligations as an advisor. If he does not serve pursuant to an agreement, please state so and disclose the extent of his obligations to you.

Executive Officer Compensation, page 32

22.   You indicate that Mr. dos Santos' employment agreement is effective as of February 29, 2012. The description on page II-10 discloses that the agreement is dated November 1, 2011. Please reconcile.

23.   In the last two paragraphs in this section, please provide an example of how the provision requiring the payment of owing and unpaid fees upon termination operates.

Principal Shareholders, page 39

24.   Please tell us which exhibit contains the repurchase rights agreement you disclose in footnote (4) to the table.

Selling Shareholders, page 40

25.   Please tell us whether the entities in your table are broker-dealers or affiliates of broker-dealers. Also, please disclose the individuals that hold voting and dispositive power over the shares held by Graubard Miller.

Plan of Distribution, page 42

26.   We note your disclosure in the second paragraph regarding the availability of Rule 144. Please revise to include a discussion of Rule 144(i) given your previous shell company status. In addition, add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

Description of Securities

Common Stock, page 44

27.   Please tell us your authority for the conclusion of law in the penultimate sentence in this section.

Experts, page 46

28.   We note that you include the financial statements of Andover Games, LLC audited by Marcum LLP. We note disclosure on page 34 of Form 8-K filed March 6, 2012 referring to disclosure pursuant to Item 304 of Regulation S-K; however, this disclosure does not clearly indicate a change in accountants and does not provide all of the required disclosures. Please tell us whether the company changed its independent accounting firm. If so, please file an Item 4.01 Form 8-K and include the disclosures required by Item 304 of Regulation S-K in this registration statement. Refer to Item 4.01 of Form 8-K and Item 11(i) of Form S-1.

Exhibit Index, page II-9

29.   Please tell us which exhibit relates to the Publisher Agreement described in Note 10 of your financial statements. Also, tell us what consideration you gave to disclosing this agreement in your Related Parties portion of your document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Mathew Crispino
Staff Attorney

cc: Via E-mail
David Alan Miller, Esq.
Graubard Miller